UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Alvarion Ltd. (the “Registrant”) hereby advises that at the Annual General Meeting of Shareholders (the “Meeting”) held today, August 31, 2010, the shares present in person or represented by proxy constituted less than 331/3% of the voting power of the Registrant. Accordingly, a quorum was not present at the Meeting. In accordance with the Registrant’s Articles of Association, the Chairman of the Meeting, adjourned the Meeting to Tuesday, September 7, 2010 at 03:00 p.m., local time, at the offices of the Registrant located at 21 Habarzel Street, Tel - Aviv 69710, Israel. At the adjourned Meeting, any two shareholders who attend the Meeting in person or by proxy will constitute a quorum.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: August 31, 2010	By:	/s/ Tali Mirsky
Name: Tali Mirsky
Title: VP General Counsel and Corporate Secretary

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